JONES DAY

77 WEST WACKER  •  CHICAGO, ILLINOIS 60601-1692

TELEPHONE: (312) 782-3939  •  FACSIMILE: (312) 782-8585

Direct Number: (312) 269-4097 mgstrohmeier@jonesday.com

675146

296559-600001

July 28, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Exelon Corporation; Form RW (Request for Withdrawal)
Form U-1 Application/Declaration,
File No. 70- 10107, filed on December 12, 2002

Ladies and Gentlemen:

On behalf of our client Exelon Corporation (“Exelon”), I hereby withdraw the Application/ Declaration on Form U-1 in File No. 70-10107 (the “Application”) filed with the Securities and Exchange Commission on December 12, 2002 by Exelon, Exelon Ventures Company, LLC, Exelon Enterprises Company, LLC, Exelon Generation Company, LLC and Exelon New Trust Company (collectively, the “Applicants”).

Applicants have decided not to implement the proposed restructuring for which they sought approval in the Application.

Very truly yours,

/s/ Michael G. Strohmeier

cc:    Constance Reinhard, Esq., Exelon Corporation